

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Eric Richman
Chief Executive Officer
Gain Therapeutics, Inc.
4800 Hampden Lane, Suite 200
Bethesda, MD 20814

> **Re: Gain Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 19, 2021**
> **File No. 333-253303**

Dear Mr. Richman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Summary Financial Data, page 13

1. Since you have updated your pro forma net loss per share information for the year ended December 31, 2020, please remove the related pro forma information for the year ended December 31, 2019. Refer to Rule 8-05 and Rule 11-02(c)(2)(i) of Regulation S-X. Please address this comment as it relates to the pro forma information included in your Selected Financial Data and financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at 202-551-3636 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrea Nicolas, Esq.